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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

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                                AMENDMENT NO. 2
                                       TO
                                  SCHEDULE TO


                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                             BEYOND.COM CORPORATION
                       (Name of Subject Company (issuer))

                        BEYOND.COM CORPORATION, as issuer
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

           7 1/4% CONVERTIBLE SUBORDINATED NOTES DUE DECEMBER 1, 2003
                         (Title of Class of Securities)

                                    08860EAA9

                       (CUSIP Number of Class Securities)

                               -------------------

                                 Curtis A. Cluff
                             Chief Financial Officer
                             BEYOND.COM CORPORATION
                            3200 Patrick Henry Drive
                          Santa Clara, California 95054
                                 (408) 855-3000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

                               -------------------

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                                   Copies to:


Richard Scudellari, Esq.                           Abigail Arms, Esq.
Justin L. Bastian, Esq.                            Shearman & Sterling
Michael P. Ashkar, Esq.                            801 Pennsylvania Avenue, N.W.
Morrison & Foerster LLP                            Washington, D.C.  20004
755 Page Mill Road                                 (202) 508-8000
Palo Alto, CA  94304
(650) 813-5600

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                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation                                           Amount of filing
fee
--------------------------------------------------------------------------------
$16,445,000 (1)                                                     $4,342
--------------------------------------------------------------------------------

(1) Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of June 30, 2000 of the maximum amount of 7 1/4% Convertible Subordinated Notes due December 1, 2003 that may be received by the Registrant from tendering holders in the exchange offer.

Registration fee previously paid in connection with the Registrant's Registration Statement on Form S-4 filed July 3, 2000.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,965
Form or Registration No.: S-4
(File No. 333-40758)
Filing Party: Beyond.com Corporation
Date Filed: August 25, 2000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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                                  INTRODUCTION

This Amendment No. 2 to a Tender Offer Statement on Schedule TO ("Statement") amends and supplements the Statement originally filed by Beyond.com Corporation on August 8, 2000 and amended on August 25, 2000 in connection with its offer to exchange up to $63.25 million of its 7 1/4% Convertible Subordinated Notes due December 1, 2003 (or such lesser number as are properly tendered) into its 10 7/8% Convertible Subordinated Notes due December 1, 2003, upon the terms and subject to the conditions set forth in Beyond.com Corporation's Registration Statement on Form S-4 (File No. 333-95527) filed with the Securities and Exchange Commission on July 3, 2000, and as amended on August 8, 2000, August 25, 2000 and September 6, 2000 (collectively, the "Registration Statement"). The Registration Statement and the exhibits thereto are incorporated by reference in this Schedule TO in answer to some of the items required in this Schedule TO.

The Registrant hereby amends and supplements the Schedule TO as follows:

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Item 12. Exhibits.


     (a)(1) Final Prospectus dated September 6, 2000.




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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 6, 2000


                                       BEYOND.COM CORPORATION

                                       By: /s/ CURTIS A. CLUFF
                                           --------------------------------
                                       Name: Curtis A. Cluff
                                       Title:  Chief Financial Officer


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                                 EXHIBIT INDEX

Exhibit
Number      Description
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
(a)(1)      Final Prospectus dated September 6, 2000.